

February 15, 2024

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

      Re: Corning Incorporated
            Form 10-K for the Year Ended December 31, 2022
            Form 10-Q for the Period Ended September 30, 2023
            File No. 001-03247

Dear Edward Schlesinger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing